Mail Stop 4561

      July 5, 2005

Gerald H. Lipkin
Chairman of the Board, President and Chief Executive Officer
1455 Valley Road
Wayne, NJ 07470

      Re:	Valley National Bancorp
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-K/A for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 001-11277

Dear Mr. Lipkin:

      We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K, December 31, 2004:
OCC Regulatory Examination:
      You state on pages 9 and 18 that the Bank has been subject to a recent regulatory examination by the OCC and that you have incurred significant expenses in relation with this examination. Please provide us with the following:

* clarification as to whether the examination was a general examination of the Bank or an examination limited to AML and BSA compliance;

* a more robust explanation for the increasing level of expenses including the types of expenses incurred;

* the status of the examination; and

* if known, any penalties, any undertakings or agreements, written or oral, which limit or direct the Bank`s actions resulting from the examination.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3490
if you have questions.

      								Sincerely,



      Donald A. Walker
      Senior Assistant Chief Accountant


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Gerald H. Lipkin
Valley National Bancorp
July 5, 2005
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